VR 4-11-02

SECURI [barcode] MMISSION

02021801

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51301

RECEIVED
MAR 21 2002
SEC MAIL PROCESSING SECTION
365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPIBD, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 LEXINGTON AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN L. RUFER (917) 351-0700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — *if individual, state last, first, middle name*)

345 PARK AVENUE (Address) NEW YORK (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN L. RUFER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPI BD, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

PAUL B. SILBY
Notary Public, State of New York
No. 4507578
Qualified in Westchester County
Commission Expires 7/31/05

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CPIBD, LLC

Financial Statements and
Supplementary Information

December 31, 2001

(With Independent Auditors' Report Thereon)

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
And Member of CPIBD, LLC:

We have audited the accompanying balance sheet of CPIBD, LLC as of December 31, 2001, and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPIBD, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 19, 2002

CPIBD, LLC

Balance Sheet

December 31, 2001

Assets		
Cash	$	30,781
Total assets	$	30,781
Liabilities and Member's Capital		
Payables and accrued expenses	$	13,563
Total liabilities		13,563
Member's capital		17,218
Total member's capital		17,218
Total liabilities and member's capital	$	30,781

See accompanying notes to financial statements.

CPIBD, LLC

Statement of Operations

Year ended December 31, 2001

Revenue	$	—
Expenses:		
Legal and professional fees		14,810
Other expenses		1,672
Net loss	$	16,482

See accompanying notes to financial statements.

CPIBD, LLC

Statement of Changes in Member's Capital

Year ended December 31, 2001

Member's capital at January 1, 2001	$	16,670
Capital contributions by member		17,030
Net loss		(16,482)
Member's capital at December 31, 2001	$	17,218

See accompanying notes to financial statements.

CPIBD, LLC

Statement of Cash Flows

Year ended December 31, 2001

Cash flow from operating activities:		
Net loss	$	(16,482)
Adjustments to reconcile net loss to net cash used for operating activities:		
Increase in payables and accrued expenses		63
Net cash used for operating activities		(16,419)
Cash flow from financing activities:		
Capital contribution by member		17,030
Net increase in cash		611
Cash at beginning of year		30,170
Cash at end of year	$	30,781
Supplemental disclosures:		
Cash paid during the period for taxes	$	—
Cash paid during the period for interest		—

See accompanying notes to financial statements.

CPIBD, LLC

Notes to Financial Statements

December 31, 2001

(1) Organization and Nature of Business

CPIBD, LLC (the Company) is a wholly owned subsidiary of Compass Partners International, LLC (CPI). The Company is a Delaware Limited Liability Corporation and a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD)

The Company's business activities are to facilitate transfers of securities initiated by affiliated companies. No such transactions have occurred during the reporting period.

(2) Significant Accounting Policies

The financial statements are presented for the Company in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash is held in the bank in a demand deposit account. Book value is considered to equal fair market value.

(3) Income Taxes

As a single-member limited liability corporation the Company is not subjected to Federal, State or local income taxes. All taxable items of income, expense, gain, and loss pass through to its parent, CPI. For this reason the Company does not accrue for income taxes.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2001, the Partnership had net capital of $17,218, which was $12,218 in excess of its required net capital of $5,000.

The Company is exempt from Rule 15c3-3.

(5) Related Party

The parent, CPI, absorbs certain indirect administrative costs on behalf of the Company. Direct costs incurred have been expensed in the statement of operations. These expenses were funded by additional capital contributed by the parent.

Schedule 1

CPIBD, LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net member's capital	$	17,218
Total capital		17,218
Deductions or charges		—
Net capital before haircuts on securities positions		17,218
Haircuts on securities positions		—
Net capital		17,218
Computation of minimum net capital requirement 6-2/3% of aggregate indebtedness (or $5,000 if greater), pursuant to Rule 15c3-1 prepared as of the date of net capital computation		5,000
Excess net capital	$	12,218
Aggregate indebtedness	$	13,563
Statement Pursuant to 17a5(d)(4)		
Percentage of aggregate indebtedness to net capital		79%

There are no material differences between the above computation and the computation included in the Company's unaudited FOCUS Report as of December 31, 2001.

See accompanying independent auditors' report.

Schedule 2

CPIBD, LLC

Computation for Determination of Reserve
Requirements and Information Relating to
Possession or Control Requirements under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 as the Company's activities are limited to those described under Subparagraph (k)(2)(ii) of that Rule.

See accompanying independent auditors' report.